# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NEW FOUND GOLD CORP., CIK 0001840616
CUSIP: 64440N103
Title of class of securities: Common Shares, No Par Value
Address of issuer's principal executive offices: 1055 West Georgia Street, Suite 2129, Vancouver, Canada, British Columbia, British Columbia Canada (A1), V6E 3P3
Date of event which requires filing of this statement: 08/27/2025
Filed by CIK 0001491714
Persons authorized to receive notices and communications: Mark Mandel, Baker & McKenzie LLP, 452 Fifth Avenue, New York, New York (NY), 10018, (212) 626-4527

## Reporting persons
- Eric Sprott (CIK 0001491714): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: affiliate funds (AF); sole voting power 1,900,000; shared voting power 54,324,015; sole dispositive power 1,900,000; shared dispositive power 54,324,015; aggregate amount beneficially owned 56,224,015 (23.1% of the class)
  Comment: 1. Includes (i) 24,298,700 Common Shares, no par value (the "Common Shares"), of New Found Gold Corp. (the "Issuer") held of record by Sprott Mining Inc. ("Sprott Mining"), a wholly-owned subsidiary of 2176423 Ontario Ltd. ("2176423 Ontario"), (ii) 30,025,315 Common Shares of the Issuer held of record by 2176423 Ontario, and (iii) 1,900,000 Common Shares of the Issuer held directly by Eric Sprott. Eric Sprott controls 2176423 Ontario and has the power to direct the voting and disposition of Common Shares held by the entity through his ownership interests in 2176423 Ontario. Eric Sprott controls Sprott Mining and has the power to direct the voting and disposition of Common Shares held by the entity through his ownership interests in 2176423 Ontario.
  2. The percentage set forth in Row 13 of this Cover Page is calculated based on 243,007,933 Common Shares outstanding, which is derived from 230,737,994 Common Shares outstanding as set forth in the Issuer's Form 6-K filed on August 8, 2025 plus 12,269,939 Common Shares issued pursuant to the private placement on August 27, 2025 (the "Common Shares Outstanding").
- 2176423 Ontario Ltd. (CIK 0001925668): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 54,324,015; sole dispositive power 0; shared dispositive power 54,324,015; aggregate amount beneficially owned 54,324,015 (22.4% of the class)
  Comment: 3. Includes 24,298,700 Common Shares of the Issuer held of record by Sprott Mining, a wholly-owned subsidiary of 2176423 Ontario.
  4. The percentage set forth in Row 13 of this Cover Page is calculated based on the Common Shares Outstanding.
- Sprott Mining Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 24,298,700; sole dispositive power 0; shared dispositive power 24,298,700; aggregate amount beneficially owned 24,298,700 (10% of the class)
  Comment: 5. The percentage set forth in Row 13 of this Cover Page is calculated based on the Common Shares Outstanding.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, No Par Value
Name of issuer: NEW FOUND GOLD CORP.
Address of issuer's principal executive offices: 1055 West Georgia Street, Suite 2129, Vancouver, Canada, British Columbia, British Columbia Canada (A1), V6E 3P3
Comment: This Amendment No. 4 (this "Amendment") is being filed to update the percentage of shares beneficially owned by the Reporting Persons, and hereby amends and supplements the Statement filed with the Securities and Exchange Commission on December 1, 2021, as further amended on April 13, 2022, April 29, 2022 and August 8, 2022. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Statement. Except as amended or supplemented hereby, the information set forth in the Statement remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On August 27, 2025, the Issuer completed a private placement of its Common Shares to 2176423 Ontario for 12,269,939 Common Shares for gross proceeds of C$20 million (the "Private Placement"). The source of funds for acquiring the Common Shares described herein was the working capital of 2176423 Ontario, which includes income from investments.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby supplemented with the following:

The Reporting Persons acquired the Common Shares in the Private Placement for investment purposes.

The Reporting Persons will continuously evaluate the Issuer's businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of Common Shares will be acquired by the Reporting Person or whether the Reporting Person will dispose of any shares of Common Shares. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person's review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. At any time, the Reporting Persons may acquire additional shares of Common Shares of the Issuer, or retain or sell some or all of shares of Common Shares owned by the Reporting Persons then held, subject to applicable law, in either case in the open market, in privately negotiated transactions or otherwise.

Other than as described in this Statement, the Reporting Persons do not have any current plans or proposals which relate to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of the investment in the Common Shares and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended to read:

The information provided on the cover pages to this Statement are hereby incorporated by reference. As of the close of business on August 27, 2025, the Reporting Persons acquired or have been granted, and for the purposes of Rule 13d-3 of the Exchange Act, beneficially own, an aggregate of 56,224,015 Common Shares, which represents approximately 23.1% of the 243,007,933 Common Shares outstanding of the Issuer as of August 27, 2025. The acquisition of 12,269,939 Common Shares in the Private Placement, combined with prior issuances of Common Shares by the Issuer where Reporting Persons acquired 11,105,376 Common Shares to maintain their pro rata ownership threshold, resulted in an increase of holdings of approximately 3.4% of the outstanding Common Shares from what was reported in Amendment No. 3.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses in rows 7, 8, 9 and 10 of the cover pages to this Statement are hereby incorporated by reference.
Transactions in the class effected during the past sixty days: Except for the transaction described in Item 3 of this Statement, the Reporting Persons have not engaged in any transaction during the past 60 days involving the Common Shares of the Issuer.
Other persons with the right to receive dividends or sale proceeds: No person, other than the Reporting Persons, is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares reported in this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Eric Sprott: /s/ Eric Sprott, Eric Sprott (08/29/2025)
- 2176423 Ontario Ltd.: /s/ Eric Sprott, Eric Sprott / President (08/29/2025)
- Sprott Mining Inc.: /s/ Eric Sprott, Eric Sprott / President (08/29/2025)